File No. 82-4668

05013077

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

RECEIVED DEC 0 5 2005 185 PROCESSING SECTION

30 November 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. MRM Promotional Services Limited – Company no. 2802877 – Annual reports for the year ended 31 December 2004.
2. TNS Media Intelligence Ltd – Company no. 540209 – Annual reports for the year ended 31 December 2004.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED DEC 0 8 2005

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

F/N: 82-4668.

Via courier

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF14 3UZ

30 November 2005

Dear Sir/Madam

Company name	Registered no.
MRM Promotional Services Limited	2802877
TNS Media Intelligence Ltd	540209

I enclose annual reports for the year ended 31 December 2004, in connection with the above-named company in loose-leaf format.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

x:\users\companysecretarial 050101\companies house\051130_various a r&a.doc

F/N: 82-4668

MRM Promotional Services Limited

Report and accounts

For the year ended

31 December 2004

Reg No 2802877

F/N: 82-4668

MRM Promotional Services Limited

Report and accounts

For the year ended 31 December 2004

C/N: 82-4668

MRM Promotional Services Limited

Directors' report

For the year ended 31 December 2004

The director presents his report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activities and business review

The company ceased trading on 1 August 2003.

The profit after taxation for the year of £143,000 (2003: £644,000) arose from operations which were discontinued on 1 August 2003.

Going Concern

The financial statements, which appear on pages 6 to 12 have not been prepared on a going concern basis due to the cessation of trade.

Dividends

The director does not recommend the payment of a dividend for the year (2003 - £nil).

Directors

The director of the company during the year is listed below:

A B Cowling (Chairman)

Directors' interests in shares of the company

The director had no interest in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

MRM Promotional Services Limited

Directors' report

For the year ended 31 December 2004

Directors' responsibilities

Company law requires the director to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The director is required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The director confirms that suitable accounting policies have been used and applied consistently. He also confirms that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The director is responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enables it to ensure that the financial statements comply with the Companies Act 1985. He is also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
31 October 2005

F/N:82-4668

MRM Promotional Services Limited

Independent auditors' report to the members of MRM Promotional Services Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

C/N: 82-4668

MRM Promotional Services Limited

Independent auditors' report to the members of MRM Promotional Services Limited

For the year ended 31 December 2004

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
....31 October........ 2005

MRM Promotional Services Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Turnover	2	-	1,899
Cost of sales		-	(858)
Gross profit		-	1,041
Administrative expenses		125	(1,087)
Operating (loss)/profit		125	(46)
Profit on sale of discontinued operations		-	700
Interest Receivable		18	
Profit on ordinary activities before taxation	3	143	654
Taxation on profit on ordinary activities	6	-	(10)
Profit for the financial year		143	644

All the above transactions in the current year relate to discontinued operations as the company ceased trading on 1 August 2003.

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There were no differences between the results disclosed in the profit and loss account and the results on an unmodified historic cost basis.

F/N: 82-4668

MRM Promotional Services Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Current assets			
Investments	7	720	900
Debtors	8	876	1,166
Cash at bank and in hand		-	42
		1,596	2,108
Creditors: amounts falling due within one year	9	(339)	(994)
Net assets		1,257	1,114
Capital and reserves			
Called up share capital	10	1	1
Share premium account	11	999	999
Profit and loss account	11	257	114
Equity shareholders' funds	11	1,257	1,114

The financial statements on pages 6 to 12 were approved by the director on 31 October 2005 and were signed by:

A B Cowling
Chairman

MRM Promotional Services Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention and, in accordance with the Companies Act 1985 and applicable UK accounting standards. A Summary of the principal accounting policies which have been applied consistently is set out below.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc. The cash flows of the company are included in the consolidated cash flow statement of Taylor Nelson Sofres Plc. Consequently the company is exempt under the terms of Financial Reporting Standard Number 1 (Revised) from producing a cash flow statement.

Related Party disclosures

The company has taken advantage of the exemption available under Financial Reporting Standard 8 not to disclose transactions with entities that are part of Taylor Nelson Sofres Plc.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Investments

Investments are stated at the lower of cost or their recoverable amount, which is determined as the higher of net realisable value and value in use.

F/N:82-4668

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services provided to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Auditors' remuneration for the year ended 31 December 2004 and 2003 has been borne by a fellow group undertaking, TNS UK Ltd, and no recharge is made.

4 Directors' emoluments

The director received no remuneration for his services throughout the year (2003 – £nil).

Benefits are accruing to one director under the defined benefit plan. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2004	2003
	No.	No.
Directors	1	1
Other	-	59
	1	60

Employment costs comprised:	£000	£000
Wages and salaries	-	453
Social security costs	-	47
Other pension costs	-	15
	-	515

F/N:82-4668

MRM Promotional Services Limited

Notes to the financial statements

For the year ended 31 December 2004

6 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of charge in the year:		
Current tax		
UK corporation tax on profit for the year	-	-
Total current tax	-	-
Deferred tax		
Origination and reversal of timing difference		
- Current year	-	10
- Prior Year	-	-
Total deferred tax	-	10
Tax on profit on ordinary activities	-	10
Factors affecting tax charge for the year:		
Profit on ordinary activities before taxation	**143**	654
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**43**	196
Effects of:		
Expenses not deductible for tax purposes	-	6
Utilisation of tax losses	**(43)**	(192)
Capital allowances for year in excess of depreciation	-	(10)
Current tax charge	-	-

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2004 or 2003. Such losses are surrendered to MRM Promotional Services Ltd at nil cost, from other companies within the Group.

F/N: 82-4668.

MRM Promotional Services Limited

Notes to the financial statements

For the year ended 31 December 2004

7 Current Asset Investments

	2004	2003
	£000	£000
Redeemable preference shares	**720**	**900**

The trade and £0.5 million of net assets were sold in 2003 for a consideration of £1.2 million, comprising cash of £0.3 million and 900,000 £1 cumulative redeemable preference shares in Multi Resource Marketing Ltd which were issued at par. There was a part redemption of 180,000 shares during 2004.

8 Debtors

	2004	2003
	£000	£000
Trade debtors	-	40
Amounts due from group undertakings	-	210
Loans to group undertakings	876	876
Other debtors	-	40
	876	1,166

The above amounts are interest free.

9 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Bank loans and overdrafts	-	61
Amounts owed to group undertakings	339	825
Other creditors	-	108
	339	994

The amounts owed to group undertakings are interest free and repayable on demand.

F/N 82-4668

MRM Promotional Services Limited

Notes to the financial statements

For the year ended 31 December 2004

10 Called up share capital

	2004	2003
	£000	£000
Authorised		
100,000 ordinary shares of £1 each	100	100
Allotted, called up and fully paid		
1,000 ordinary shares of £1 each	1	1

11 Reconciliation of movements in shareholders' funds

	Share Premium	Share Capital	Profit & loss	Total
	£000	£000	£000	£000
Balance as at 1 January 2004	999	1	114	1,114
Profit for the financial year			143	143
Balance as at 31 December 2004	999	1	257	1,257

12 Controlling entities

At 31 December 2004 the company was a wholly owned subsidiary of TNS UK.

The parent undertaking of the largest group of companies into which the results of the company are consolidated is Taylor Nelson Sofres Plc, a company incorporated in England and Wales.

Copies of the financial statements of Taylor Nelson Sofres Plc may be obtained from the Company Secretary, Taylor Nelson Sofres Plc, Westgate, London W5 1UA.

F/N: 82-4668

TNS Media Intelligence Limited

Report and accounts

for the year ended

31 December 2004

Reg No 540209

F/N: 82-4668

TNS Media Intelligence Limited

Report and Accounts

For the year ended 31 December 2004

Pages

F/N: 82-4668

TNS Media Intelligence Limited

Directors' report

For the year ended 31 December 2004

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, the monitoring of Radio and Television Broadcasting and publishing reports thereon.

Results and dividends

The profit for the financial year is £799,000 (2003: loss of £2,027,000). The directors do not recommend the payment of a dividend for the year (2003: £nil).

Directors

The directors who held office during the year are listed below:

A B Cowling (resigned 6 September 2004)
J M Portail (appointed 6 September 2004)
J M Portier

Directors' interests in shares of the company

No directors had any interests in shares of TNS Media Intelligence at any time during the year.

Mr Portier and Mr Portail's interests in the shares of Taylor Nelson Sofres Plc are disclosed below:

	Number of shares	
	J M Portier	J M Portail
Executive share option plan		
At 1 January/6 September 2004	299,000	230,000
Granted	80,000	40,000
Exercised	-	(70,000)
At 31 December 2004	**379,000**	**200,000**

F/N: 82-4668

TNS Media Intelligence Limited

Directors' report

For the year ended 31 December 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London, W5 1UA
31 October 2005

F/N: 82-4668

TNS Media Intelligence Limited

Independent auditors' report to the members of TNS Media Intelligence Limited

For the year ended 31 December 2004

We have audited the financial statements, which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

F/N:82-4668

TNS Media Intelligence Limited

Independent auditors' report to the members of TNS Media Intelligence Limited

For the year ended 31 December 2004

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
31 October 2005

F/N: 82-4668

TNS Media Intelligence Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Turnover – continuing operations	2	7,051	6,627
Cost of sales		(884)	(737)
Gross profit		6,167	5,890
Administrative expenses		(6,047)	(7,928)
Operating profit/(loss) – continuing operations		120	(2,038)
Interest receivable and similar income	3	1	1
Profit/(loss) on ordinary activities before taxation	3	121	(2,037)
Taxation on profit/(loss) on ordinary activities	5	678	10
Profit/(loss) for the financial year		799	(2,027)

The profit on ordinary activities before taxation derives entirely from continuing activities.

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There were no differences between the results disclosed in the profit and loss account and the results on an unmodified historic cost basis.

F/N: 82-4668

TNS Media Intelligence Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Fixed assets			
Tangible fixed assets	6	-	76
Investments	7	-	-
		-	76
Current assets			
Debtors	8	40,802	2,063
Cash at bank and in hand		45	49
		40,847	2,112
Creditors: amounts falling due within one year	9	(43,025)	(5,165)
Net current liabilities		(2,178)	(3,053)
Net liabilities		(2,178)	(2,977)
Capital and reserves			
Called up share capital	10	50	50
Profit and loss account	11	(2,228)	(3,027)
Equity shareholders' liabilities	11	(2,178)	(2,977)

The financial statements on pages 6 to 16 were approved by the board of directors on 31 October 2005 and were signed on its behalf by:

J M Portier
Director

F/N:82-4668

TNS Media Intelligence Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

A summary of the principal accounting policies adopted in the preparation of these accounts is set out below, which have been applied consistently.

Basis of accounting

The financial statements are prepared under the historical cost convention and, in accordance with the Companies Act 1985 and applicable UK accounting standards.

At 31 December 2004, the company's current liabilities exceeded its current assets by £2,178,000. The ultimate holding company, Taylor Nelson Sofres plc, has confirmed its intention to provide sufficient financial support to the company so as to enable it to meet its liabilities as and when they fall due and to enable the company to continue trading for the foreseeable future. Consequently, the directors have prepared the accounts on a going concern basis.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc. The cash flows of the company are included in the consolidated cash flow statement of Taylor Nelson Sofres Plc. Consequently the company is exempt under the terms of Financial Reporting Standard Number 1 (Revised) from producing a cash flow statement.

Related Party disclosures

The company has taken advantage of the exemption available under Financial Reporting Standard 8 not to disclose transactions with entities that are part of Taylor Nelson Sofres Plc.

Basis of consolidation

No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres plc, a company registered in England and Wales.

1 Principal accounting policies (continued)

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets, other than freehold land, at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pensions

The company participates in the group defined contribution pension plan, contributions for which are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

F/N: 82-4668

TNS Media Intelligence Limited

Notes to the financial statements

For the year ended 31 December 2004

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of broadcast monitoring services to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	2004	2003
	£000	£000
Depreciation of owned fixed assets	76	166
Amortisation of goodwill	-	118
Impairment of goodwill	-	1,535
Auditors' remuneration for audit services	7	7
Profit on disposal of fixed assets	-	(215)
Operating leases - land and buildings	194	229
Operating leases – other	-	47
Interest receivable	(1)	(1)

F/N:82-4668

4 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2004	2003
	No.	No.
Monitoring and production	144	137
Sales and administration	50	59
	194	196

Employment costs comprised:	£000	£000
Wages and salaries	3,548	3,783
Social security costs	344	363
Other pension costs	58	56
	3,950	4,202

None of the directors received any remuneration for their services in the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

F/N:82-4668

TNS Media Intelligence Limited

Notes to the financial statements

For the year ended 31 December 2004

5 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of credit in the year:		
Current tax		
Adjustments in respect of prior years	-	-
Total current tax	-	-
Deferred tax		
Origination and reversal of timing difference		
- Current year	37	(10)
- Prior year	(715)	-
Total deferred tax	(678)	(10)
Tax on profit/(loss) on ordinary activities	(678)	(10)
Factors affecting tax credit for the year:		
Profit/(loss) on ordinary activities before taxation	120	(2,038)
Profit/(loss) on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	36	(611)
Effects of:		
Expenses not deductible for tax purposes	1	(64)
Group relief	-	665
Trading losses brought forward	(60)	-
Depreciation for year in excess of capital allowances	23	10
Current tax credit	-	-

5 Taxation on loss on ordinary activities (continued)

There is no unprovided deferred tax in the company (2003: £nil). Deferred tax is analysed as follows:

	Accelerated Capital Allowances	Tax Losses	Total
	£000	£000	£000
At 1 January 2004	(98)	-	(98)
Credited to the profit and loss account	(118)	(560)	(678)
As at 31 December 2004	(216)	(560)	(776)

6 Tangible fixed assets

	Equipment	Total
	£000	£000
Cost		
At 1 January & 31 December 2004	**1,923**	**1,923**
Depreciation		
At 1 January 2004	1,847	1,847
Charge for the year	76	76
At 31 December 2004	**1,923**	**1,923**
Net book value		
At 31 December 2004	**-**	**-**
At 31 December 2003	76	76

7 Fixed asset investments

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below:

Subsidiary undertakings	Country of incorporation	Ownership		Principal activity
		2004	2003	
Parker Bishop Limited	UK	**100%**	100%	Dormant

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2004	2003
	£000	£000
Trade debtors	**1,005**	1,778
Amounts due from group undertakings	**38,927**	28
Prepayments and accrued income	**79**	60
Deferred tax asset	**776**	98
Other debtors	**15**	99
	40,802	2,063

TNS Media Intelligence Limited

Notes to the financial statements

For the year ended 31 December 2004

9 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Amounts owed to group undertakings	41,913	3,976
Fees in advance	128	162
Other tax and social security	296	311
Accruals and deferred income	617	339
Other creditors	71	377
	43,025	5,165

10 Called up share capital

	2004	2003
	£000	£000
Authorised		
50,000 ordinary shares of £1 each	50	50
Allotted, called up and fully paid		
50,000 ordinary shares of £1 each	50	50

11 Reconciliation of movements in shareholders' funds

	Share capital £000	Profit and loss account £000	Total £000
Balance at 1 January 2004	50	(3,027)	(2,977)
Profit for the year	-	799	799
Balance at 31 December 2004	50	(2,228)	(2,178)

F/N: 82-4668

12 Other financial commitments

Annual commitments under non-cancellable operating leases all of which relate to land and buildings are as follows:

	2004	2003
Operating leases which expire:	£000	£000
within one year:	31	4
within two to five years:	139	150
after five years:	-	10
	170	164

13 Controlling entities

At 31 December 2004 the company was a wholly owned subsidiary of TNS UK.

The parent undertaking of the largest group of companies into which the results of the company are consolidated is Taylor Nelson Sofres Plc, a company incorporated in England and Wales.

Copies of the financial statements of Taylor Nelson Sofres Plc may be obtained from the Company Secretary, Taylor Nelson Sofres Plc, Westgate, London W5 1UA.